

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Via E-mail
Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

> **Re: Ellie Mae, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-166438**

Dear Mr. Anderman:

We have reviewed your registration statement and response letter dated February 17, 2011 and have the following comments. Unless otherwise noted, where prior comments are referenced they refer to comments in our letter dated January 7, 2011.

Management

Compensation Committee Interlocks and Participation, page 83

1.   We note that you have provided a cross-reference from this section to the more complete discussion under the Certain Transactions and Related Parties section. The information concerning the Item 404 transactions with members of the compensation committee must be provided under this header, as required by Item 407(e)(4)(i)(C) of Regulation S-K. See Section III of SEC Release 33-6099. We will not object to a cross-reference in the Certain Relationships and Related Transactions section that refers to the information under the interlocks heading.

Executive Compensation

Annual Cash Bonuses, page 89

2.   You state that under your cash incentive plan, the named executive officers receive bonuses at the target amount if bonus goals are achieved at target, without providing a threshold or maximum amount that could be awarded under the plan. Please revise your disclosure to clarify whether the incentive plan includes a maximum payout amount where targets are exceeded or a minimum or threshold amount below which the named executive officers are not entitled to incentive payments under the plan. If so, please also revise the Grants of Plan-Based Awards to reflect the threshold and maximum amounts. If not, it is unclear why the named executive officers received payments at 81% of target

under the incentive plan if, as you state, the board retains "complete discretion" to award bonuses in the event that the target amount is not achieved. Please advise.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel